Exhibit 99.23

Notice to ASX and LSE

22 February 2018

Rio Tinto plc (the “Company”) announces that it has today been advised that Ann Godbehere, a non-executive director of the Company, will retire from the board of British American Tobacco p.l.c. at the conclusion of that company’s annual general meeting on 25 April 2018.

This announcement is made in fulfilment of the Company’s obligation under LR 9.6.14 R.

LEI: 213800YOEO5OQ72G2R82

Classification: 3.1 Additional regulated information required to be disclosed under the laws of a Member State.

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404